EXHIBIT 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)

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NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

		January 31,	July 31,
	Note	2025	2024

Assets

Current assets
Cash		$1,289,140	$1,906,327
Amounts receivable and other assets	3	55,559	103,342
		1,344,699	2,009,669

Non-current assets
Mineral property interests	4	987,050	987,050
Right-of-use asset	11	12,369	17,316
Total assets		$2,344,118	$3,014,035

Liabilities and Shareholders' Equity

Current liabilities
Amounts payable and other liabilities	6	$12,423	$295,693
Due to related parties	7(a)&(b)	2,656	6,963
Lease liability	11	12,968	12,216
		28,047	314,872

Non-current liabilities
Amounts payable and other liabilities	4	8,000	8,000
Lease liability	11	3,491	10,169
Total liabilities		39,538	333,041

Shareholders' equity
Share capital	5(a)	33,312,270	33,312,270
Shares to be issued	4(a)	8,700	8,700
Reserves		1,496,493	1,433,400
Accumulated deficit		(32,512,883)	(32,073,376)
Total shareholders' equity		2,304,580	2,680,994

Total liabilities and shareholders' equity		$2,344,118	$3,014,035

Nature and continuance of operations (note 1)
Events after the reporting period (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Trevor Thomas	/s/ Michael Clark
Trevor Thomas	Michael Clark
Director	Director

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QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars, except for weighted average number of common shares)

	Three months ended January 31,		Six months ended January 31,
	2025	2024	2025	2024
Exploration and evaluation	$183,849	$484,615	$229,590	$567,279
Assays and analysis	4,500	75,783	23,857	93,379
Drilling	–	290,678	–	290,678
Geological	152,615	56,151	161,615	109,656
Property costs and assessments	–	–	15,669	–
Site activities	25,142	48,474	25,183	49,338
Socioeconomic	–	–	–	2,661
Travel and accommodation	1,592	13,529	3,266	21,567

	116,956	68,754	181,064	120,758
Administrative fees	1,939	17,938	4,060	31,073
Conference and travel	200	–	246	–
Insurance	–	5,523	5,855	11,045
IT Services	8,400	3,000	16,800	6,000
Legal, accounting and audit	22,381	22,182	34,885	29,780
Office and miscellaneous	48,582	3,085	81,214	10,542
Regulatory, trust and filing	35,454	17,026	38,004	32,318

Equity-settled share-based compensation	63,093	–	63,093	–

Operating expenses	(363,898)	(553,369)	(473,747)	(688,037)

Other items
Accretion expense - office lease	(519)	(851)	(1,126)	(1,776)
Amortization of Right-of-use asset	(2,473)	(2,473)	(4,947)	(4,947)
Recognition of flow-through premium liability	–	20,000	–	20,000
Interest income	17,671	3,882	40,961	5,375
Interest expense	–	–	(10)	–
Foreign exchange gain (loss)	(197)	–	(638)	(382)
Other income	–	–	–	2
(Loss) and comprehensive (loss) before taxes for the period	$(349,416)	$(532,811)	$(439,507)	$(669,765)
Current income tax expenses (recoveries)	–	–	–	–
(Loss) and comprehensive (loss) for the period	$(349,416)	$(532,811)	$(439,507)	$(669,765)

Basic earning (loss) per common share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Diluted earning (loss) per common share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding (note 5(c))

Basic	58,868,030	46,970,663	58,868,030	45,375,645

Diluted	58,868,030	46,970,663	58,868,030	45,375,645

The accompanying notes are an integral part of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY
(Unaudited - Expressed in Canadian Dollars, except for share information)

		Share Capital		Reserves
	Note	Number of shares	Amount	Warrants	Equity-settled share-based payments	Shares to be issued	Accumulated deficit	Total shareholders' equity

Balance at July 31, 2023		43,864,141	$28,995,261	$–	$1,432,011	$–	$(29,636,574)	$790,698
Private placement of units		1,538,889	261,611	15,389	–	–	–	277,000
Exercise of flow-through warrants		1,000,000	180,000	–	–	–	–	180,000
Loss for the period		–	–	–	–	–	(669,765)	(669,765)
Balance at January 31, 2024		46,403,030	$29,436,872	$15,389	$1,432,011	$–	$(30,306,339)	$577,933

Balance at July 31, 2024		58,868,030	$33,312,270	$1,389	$1,432,011	$8,700	$(32,073,376)	$2,680,994
Loss for the period		–	–	–	–	–	(439,507)	(439,507)
Balance at January 31, 2025		58,868,030	$33,312,270	$1,389	$1,495,104	$8,700	$(32,512,883)	$2,304,580

The accompanying notes are an integral part of these interim condensed financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.
STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

		Six months ended January 31,
	Note	2025	2024
Operating activities
Loss for the period		$(439,507)	$(669,765)
Adjusted for:
Accretion expense - office lease	11	1,126	1,776
Amortization of Right-of-use asset	11	4,947	4,947
Interest income		(40,961)	(5,375)
Equity-settled share-based compensation		63,093	–

Changes in working capital items:
Amounts receivable and other assets		47,783	(34,248)
Amounts payable and other liabilities		(283,270)	30,632
Due to related parties	7(a)&7(b)	(4,307)	(10,131)
Net cash used in operating activities		(651,096)	(702,164)

Investing activities
Interest received		40,961	5,375
Net cash provided by (used in) investing activities		40,961	5,375

Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)		(7,052)	(6,724)
Proceeds from exercise of warrants and options	5(a)	–	652,000
Net cash provided by financing activities		(7,052)	645,276

Increase (decrease) in cash		(617,187)	(51,513)
Cash, beginning of the year		1,906,327	97,469
Cash, end of the period		$1,289,140	$45,956

The accompanying notes are an integral part of these condensed interim financial statements.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

1. NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's common shares trade on the TSX Venture Exchange (“TSX-V”) under the symbol QZM, and certain broker-dealers in the United States make market in the Company's common shares on the OTC Grey Market under the symbol QZMRF. The Company's corporate office is located at 1040 West Georgia Street, 14th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

The financial statements as at and for the six months ended January 31, 2025, include only the accounts of the Company as the Company’s wholly owned subsidiaries, QZMG Resources Ltd. and Wavecrest Resources Inc., were dissolved on March 2, 2023.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at January 31, 2025, the Company had an accumulated deficit of $32,509,132 and net working capital of $1,312,403. The Company's continuing operations are dependent upon its ability to obtain necessary financings to complete exploration of any new and current projects, its ability to obtain necessary permits to explore, develop, and mine new sites, and future profitable production of any mine. These material uncertainties are indicative of significant doubt as to the Company’s ability to continue as a going concern.

Additional debt or equity financing will be required to fund acquisitions of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail any expenditures until additional funds can be raised through financing activities.

The financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

2. MATERIAL ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company's fiscal year ended July 31, 2024.

The Company’s Board of Directors authorized issuance of the financial statements on March 13, 2025.

(b) Basis of presentation and consolidation

The financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The financial statements for the three and six months ended January 31, 2025, include only the accounts of the Company and the financial statements for the years ended July 31, 2024, include the accounts of the Company and the subsidiaries that it had control.

Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

As at January 31, 2025, and 2024, the Company held a 0% interest in QZMG Resources Ltd. and Wavecrest Resources Inc. as they were dissolved on March 2, 2023.

(c) Significant accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities, income, and expenses. Actual results may differ from these estimates. The impact of such estimates is pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that management believes are reasonable under the circumstances. Changes in the subjective inputs and assumptions can materially affect fair value estimates.

Specific areas where significant estimates or judgments exist are:

•	Management has applied judgment on settlement of debt with related parties as to whether they were acting in the capacity as creditor or shareholder.
•	Assessment of the Company's ability to continue as a going concern.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

3. AMOUNTS RECEIVABLE AND OTHER ASSETS

	January 31, 2025	July 31, 2024
Sales tax receivable	$14,985	$83,451
Prepaid expenses	21,474	791
Reclamation deposit	19,100	19,100
	$55,559	$103,342

4. MINERAL PROPERTY INTERESTS

	Maestro Property (formerly Lone Pine)	Jake Property	Total
Balance, July 31, 2022	$365,000	$100,000	$465,000
Additions – option payments	-	225,000	225,000
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31, 2023	$390,000	$325,000	$715,000
Acquisition – cash payments	24,000	-	24,000
Acquisition – share issuance	223,050	-	223,050
Acquisition – royalty payments	25,000	-	25,000
Balance, July 31, 2024 & January 31, 2025	$662,050	$325,000	$987,050

(a) Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021, between the Company and Impala Capital Corp. (the “Vendor”), an arm’s length party, the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “Maestro Property”).

Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 common shares to the Vendor (valued at $210,000).

The Maestro Property is subject to a pre-existing 2.5% net smelter returns (NSR) royalty held by an arm’s length third party, of which 1.5% can be purchased for $1.5 million by the Company. This NSR is subject to an annual advance payment of $25,000 (paid for the year ended July 31, 2024).

In March 2024, the Company entered into two separate agreements to purchase a 100% interest in each of the Lone Pine Claim and the North Claim. These two mineral claims total 169 hectares and are located contiguous to the Company’s 100% owned Maestro Property located approximately 15km north of the town of Houston, British Columbia.

The Lone Pine mineral claim was purchased from Eagle Plains Resources Ltd., an arms-length vendor, for 750,000 common shares of the Company, and it is subject to a 2% NSR royalty, of which 1.5% can be purchased at any time for $5 million. The shares are subject to a 24-month contractual resale restriction and the Company has a further right to arrange purchasers of these shares in the case of desired resales after that period. The Lone Pine transaction was closed with the 750,000 common shares of the Company issued on March 20, 2024.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The North mineral claim was purchased from Shawn Merkley, an arms-length vendor, for $24,000 cash and 45,000 common shares of the Company, which will be paid as follows:

i.	$8,000 cash and 15,000 common shares on or before the Closing Date (completed)
ii.	$8,000 cash and 15,000 common shares on or before the first anniversary of the Closing Date
iii.	$8,000 cash and 15,000 common shares on or before the second anniversary of the Closing Date

The North mineral claim is subject to a 2% NSR royalty, which can be purchased at any time for $2 million.

(b) Jake Property, British Columbia

On November 5, 2021, the Company entered into a mineral claims purchase agreement (the "Agreement") with United Mineral Services Ltd. (“UMS”), a non-arm’s length party, to purchase a 100% interest in four mineral claims acquired through staking by UMS and to obtain an option to purchase a 100% interest in five adjacent claims (the “Underlying Claims”) owned by Electrum Resource Corporation ("Electrum”), an arm’s length third party (the “Jake Property”). The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Underlying Claims are subject to a 2% NSR royalty, which is capped at $3 million.

To acquire the Jake Property, the Company was required to:

i.	Make cash payments to UMS as follows:
a.	$50,000 on the date of receipt of TSX Venture Exchange approval (the “Approval Date”) (paid)
b.	$50,000 on the date that is six months following the Approval Date (paid)
c.	$50,000 on the date that is twelve months following the Approval Date (paid)
d.	$50,000 on the date that is eighteen months following the Approval Date (paid)

ii.	Make cash payments to Electrum as follows:
a.	$50,000 on or before July 14, 2022 (paid)
b.	$75,000 on or before July 14, 2023 (paid)

iii.	Incur expenditures on the Underlying Claims as follows:
a.	$60,000 on or before July 14, 2022 (completed)
b.	Additional $100,000 on or before July 14, 2023 (completed)

As at January 31, 2025, the Company held a 100% interest in the Jake Property.

5. SHARE CAPITAL AND RESERVES

(a) Authorized share capital

As at January 31, 2025 and 2024, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

Shares issued during the six months ended January 31, 2025

The Company did not issue any shares during the six months ended January 31, 2025.

Shares issued during the six months ended January 31, 2024

On September 8, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $100,000.

On September 28, 2023, the Company issued 500,000 common shares upon the exercise of 500,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $100,000.

On October 30, 2023, the Company completed a private placement of 1,538,889 flow-through units at a price of $0.18 per unit for gross proceeds of flow-through funds for $277,000. Each flow-through unit consists of one flow-through common share and one flow-through common share purchase warrant (a “Warrant”). Each Warrant entitles the holder to purchase one additional flow-through common share at a price of $0.18 for a period of five years from the closing of the private placement.

On November 27, 2023, the Company issued 250,000 common shares upon the exercise of 250,000 flow-through warrants at $0.20 with gross proceeds of flow-through funds for $50,000.

On December 5, 2023, the Company issued 416,667 common shares upon the exercise of 416,667 flow-through warrants at $0.18 with gross proceeds of flow-through funds for $75,000.

On December 18, 2023, the Company issued 277,778 common shares upon the exercise of 277,778 flow-through warrants at $0.18 with gross proceeds of flow-through funds for $50,000.

Flow-through shares premium liability and expenditures commitment

Flow-through shares premium liability

During the year ended July 31, 2024, the Company completed eight issuances of flow-through shares for total gross proceeds of $2,084,000.

The Company recognized a flow-through share premium liability of $62,778 to account for the excess of the subscription or exercise price at $0.20 over the fair value of the shares issued on September 8 (closing quote at $0.19 per share), September 28, 2023 (closing quote at $0.17 per share), on November 27 (closing quote at $0.14 per share), and for the excess of the subscription or exercise price at $0.18 over the fair value of the shares issued on December 5 (closing quote at $0.14 per share) and December 18, 2023 (closing quote at $0.14 per share).

The Company did not recognize any flow-through share premium liability for the flow through share issuance on October 30, 2023, as the $0.18 unit price has allocated $0.17 to the common shares and $0.01 residual value of the total unit price to the warrants issued on October 30, 2023.

The Company did not recognize any flow-through share premium liability for the flow through share issuance on February 7, 2024, as the $0.18 unit price has been allocated entirely to the issued common shares. The closing quote of the shares at $0.18 on February 7, 2024, resulted in no residual value to allocate to either warrants or flow-through share premium liability.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The Company did not recognize any flow-through share premium liability for the flow through share issuance on July 8, 2024, as the $0.20 unit price has been allocated entirely to the issued common shares. The closing quote of the shares at $0.46 on July 8, 2024, resulted in no residual value to allocate to either warrants or flow-through share premium liability.

The Company did not recognize any flow-through share premium liability for the flow-through share issuance on May 30, 2024, as the unit price of each flow-through share was equal to that of a non-flow-through share at $0.35.

A summary of the changes in the Company’s flow-through shares premium liability was as follows:

Flow-through shares premium liability	2025	2024
Balance as at July 31, 2024	$-	$-
Flow-through shares issuance with premium recognition	-	62,778
Amortization	-	(20,000)
Balance as at January 31, 2025 & 2024	$-	$42,778

Future Flow-through shares commitments

As of January 31, 2025, there were no unspent flow-through proceeds outstanding.

During the three and six months ended January 31, 2025, the estimated flow-through eligible expenditures of $212,283 were incurred.

(b) Warrants

Share purchase warrants transactions are summarized as follows:

	Number of Outstanding Warrants	Weighted Average Exercise Price
Balance, July 31, 2023	2,750,000	$0.20
Exercised	(1,944,445)	0.19
Issued	1,538,889	0.18
Balance, January 31, 2024	2,344,444	$0.19

Balance, July 31, 2024 & January 31, 2025	888,889	$0.20

As at January 31, 2025, the weighted average remaining of the outstanding warrants was 2.90 years.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

(c) Options

Stock option transactions are summarized as follows:

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2023 and January 31, 2024	4,200,000	$0.20

	Number of Outstanding Options	Weighted Average Exercise Price
Balance, July 31, 2024	4,200,000	$0.20
Grants	500,000	0.435
Balance, January 31, 2025	4,700,000	$0.23

As at January 31, 2025, stock options outstanding and exercisable are as follows:

	Outstanding Options	Exercise Price
October 31, 2027	3,204,300	$0.20
January 15, 2030	500,000	$0.435
January 11, 2032	995,700	$0.20

As at January 31, 2025, the weighted average remaining life of the outstanding options was 3.87 years.

On October 31, 2022, the Company granted 3,204,300 stock options to two directors of the Company at an exercise of $0.20 per option for a period of 5 years. The options fully vested as granted and valued at $640,860 using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 478%, dividend yield of 0%, and risk- free rate of 3.43%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $640,860 in the year ended July 31, 2023.

On January 11, 2022, the Company granted 1,995,700 stock options to a director of the Company at an exercise of $0.20 per option for a period of 10 years. The options fully vested as granted and valued at $399,140 using the Black- Scholes option pricing model with the following weighted average assumptions: expected life of 10 years, volatility of 350%, dividend yield of 0%, and risk- free rate of 1.71%. The fair value of the stock options granted was recognized to equity-settled share-based compensation in the amount of $399,140.

On July 12, 2022, 1,000,000 options were exercised for gross proceeds of $200,000 and the fair value of $200,000 was transferred from share capital to reserves.

On January 15, 2025, 500,000 stock options to two consultants of the Company at an exercise of $0.435 per option for a period of 5 years. 125,000 stock options were fully vested on January 15, 2025. 125,000 stock options will be fully vested on April 15, 2025. 125,000 stock options will be fully vested on July 15, 2025. 125,000 stock options will be fully vested on October 15, 2025. The grant date fair value of these options were valued at $190,500 using the Black-Scholes option pricing model with the following weighted average assumptions: expected life of 5 years, volatility of 130%, dividend yield of 0%, and risk- free rate of 3.14%. The portion of the fair value of the stock options vested according to the graded vesting method was recognized to equity-settled share-based compensation in the amount of $63,093 in the three and six months ended January 31, 2025.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

6. AMOUNTS PAYABLE AND OTHER LIABILITIES

	January 31, 2025	July 31, 2024
Amounts payable	$12,423	$218,060
Amounts payable – long term	8,000	8,000
Accrued liabilities	-	77,633
	$12,423	$303,693

7. RELATED PARTY BALANCES AND TRANSACTIONS

(a) Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition, include the directors of the Company.

The Company compensated key management personnel as follows:

Administrative fees include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for the services provided to the Company by the CEO and a director of the Company.

(b) Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”)

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary, HDSI, are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company receives services from a number of related contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s CEO and Corporate Secretary is employed by HDSI and works for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides certain technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to require any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged with the Company.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

HDSI also incurs third-party costs on behalf of the Company and such third-party costs include, for example, directors’ and officers’ insurance. These third- party costs are billed to the Company at cost without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

United Mineral Services (“UMS”)

UMS is a private company controlled by a director of the Company. The Company was engaged with UMS in the acquisition and exploration of mineral property interests (Note 4 (b)).

During the three and six months ended January 31, 2025, the Company paid $11,140 of service fees and reimbursable expenses of $284 to UMS.

(c) Payables due to related parties

The following is a summary of amounts due to related parties:

	October 31, 2024	July 31, 2024
Balance receivable from HDSI	$(11)	$5,913
Balance payable to the entity controlled by a director	1,617	-
Balance payable to the entity controlled by CFO	1,050	1,050
Total amount due to related parties	$2,656	$6,963

8. OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focusing on the acquisition and exploration of mineral property interests in BC, Canada. The Company’s long-term assets are located only in Canada.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

9. FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

10. FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial-instrument-related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high- credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency. The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed as at January 31, 2025:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$20,423	$12,423	$8,000
Due to related parties	2,656	2,656	-
Lease liability	16,459	12,968	3,491
Total	$39,538	$28,047	$11,491

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The following obligations existed as at July 31, 2024:

	Total	Within 1 year	1-5 years
Amounts payable and other liabilities	$303,693	$295,693	$8,000
Due to related parties	6,963	6,963	-
Lease liability	22,385	12,216	10,169
Total	$333,041	$314,872	$18,169

(c) Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is a minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e) Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the three and six months ended January 31, 2025.

The Company is not subject to any externally imposed equity requirements.

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

11. OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. According to IFRS 16 Leases, the Company recorded a right-of-use asset and lease liability regarding its office lease.

(a) Right-of-use asset

As at January 31, 2025, $12,369 of right-of-use asset was recorded as follows:

Balance, July 31, 2023	$27,211
Amortization	(4,947)
Balance, January 31, 2024	$22,264

Balance, July 31, 2024	$17,316
Amortization	(4,947)
Balance, January 31, 2025	$12,369

(b) Lease liability

On May 1, 2021, the Company entered into an office lease agreement, which resulted in a lease liability of $49,475. The lease liability represents a monthly payment of $1,066 for the period from May 1, 2021, to April 30, 2023, $1,121 for the period from May 1, 2023, to April 30, 2024, and $1,175 for the period from May 1, 2024, to April 30, 2026. The incremental borrowing rate applied to the lease liability was 12%.

As at January 31, 2025, $19,466 of lease liability was recorded as follows:

Balance, July 31, 2020	$-
Addition	49,475
Lease payment – base rent portion	(2,132)
Lease liability – accretion expense	1,456
Balance, July 31, 2021	$48,799
Lease payment – base rent portion	(12,792)
Lease liability – accretion expense	5,326
Balance, July 31, 2022	$41,333
Lease payment – base rent portion	(12,956)
Lease liability – accretion expense	4,376
Balance July 31, 2023	$32,753
Lease payment – base rent portion	(13,612)
Lease liability – accretion expense	3,244
Balance July 31, 2024	$22,385
Lease payment – base rent portion	(7,052)
Lease liability – accretion expense	1,126
Balance January 31, 2025	$16,459

Current portion	$12,968
Long-term portion	$3,491

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QUARTZ MOUNTAIN RESOURCES LTD.

NOES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JANUARY 31, 2025 AND 2024

(Unaudited - expressed in Canadian Dollars, unless otherwise stated)

The following is a schedule of the Company’s future lease payments (base rent portion):

Fiscal 2025 (February 1, 2025 to July 31, 2025)	$7,052
Fiscal 2026 (August 1, 2025 to April 30, 2026)	10,578
Total undiscounted lease payments	$17,630
Less: imputed interest	(1,171)
Lease liability at January 31, 2025	$16,459

12. EVENTS AFTER THE REPORTING PERIOD

On February 14, 2025, the Company announced that it proposes to raise aggregate proceeds of $4.2 million through the issuance of 10,000,000 units (each a “Unit”), with each Unit comprised of one common share in the capital of the Company (a “Share”) and one-half of one warrant (each full warrant a “Warrant”) at $0.42 per Unit. Each Warrant may be exercised to acquire one additional common share in the capital of the Company at $0.60 per share for a period of one year, and will be subject to an accelerated exercise provision whereby if the Company’s common shares trade at $1.00 or higher for 10 consecutive trading days on the TSX Venture Exchange then the holder will have 30 days to exercise the Warrant.

Of these Units, 1,700,000 will be flow-through Units (“FT Units”), with each FT Unit comprised of one flow through share (a “FT Share”) and one-half of one flow through warrant (each full flow through warrant a “FT Warrant”), to be issued to Robert Dickinson, Chairman of the Company and his associates, and 8,300,000 Units are to be issued to several investors, including 2,400,000 Units to be issued to The Sutton Group Inc., an insider of the Company. The FT Shares and FT Warrants are identical to the Shares and Warrants except for certain tax incentives available to Canadian taxpayers who purchase them provided the proceeds are used to explore Canadian mineral projects.

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